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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. _____) (1)


                           SENESCO TECHNOLOGIES, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)


                                   817208 40 8
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                                 (CUSIP NUMBER)


 JOEL BROOKS, 303 GEORGE STREET, NEW BRUNSWICK, NEW JERSEY 08901 (732-296-8400)
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                DECEMBER 26, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)


-------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------------                          --------------------------
     CUSIP NO. 817208 40 8            13D                PAGE  2  OF  5  PAGES
               -----------                                   -----  -----
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MOISES BUCAY BISSU
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS *          PF

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                               [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                MEXICO.
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  NUMBER OF         7    SOLE VOTING POWER          546,250 (SEE ITEM 5)
   SHARES        ---------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER        N/A
  OWNED BY       ---------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER     546,250 (SEE ITEM 5)
  REPORTING      ---------------------------------------------------------------
 PERSON WITH       10    SHARED DISPOSITIVE POWER   N/A
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    546,250 (SEE ITEM 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          5.4%
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   14     TYPE OF REPORTING PERSON*                                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 ITEM 1.      SECURITY AND ISSUER.

              The title of the class of equity securities to which this statement relates is common stock, $.01 par value (the "Common Stock"), of Senesco Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

 ITEM 2.      IDENTITY AND BACKGROUND.

              This Statement on Schedule 13D is being filed by Moises Bucay Bissu, Explanada 1515, Mexico D.F., CP 11000

              Mr. Bucay is a citizen of Mexico.

              During the last five years, Mr. Bucay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), Mr. Bucay was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The funds used to acquire the common stock were personal funds.

 ITEM 4.      PURPOSE OF TRANSACTION.

              All of the shares of Senesco Technologies, Inc.'s common stock beneficially owned by the reporting person and reported in this
              Schedule 13D were acquired for investment purposes.

              The Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

 ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

              (a) Mr. Bucay is the direct and beneficial owner of 380,000 shares of the Company's Common Stock as well as a warrant to purchase 166,250 shares of the Company's Common Stock, which are currently exercisable. In the aggregate, Mr. Bucay is the beneficial owner of 546,250 shares of the Company's common stock, including a warrant to purchase 166,250 shares of the Company's common stock which are exercisable within 60 days, representing 5.4% of the issued and outstanding shares of the Company's common stock, based on 9,986,521 issued and outstanding shares on December 26, 2001.

              (b) Mr. Bucay has the sole power to vote and the sole power to dispose of 380,000 shares of the Company's Common Stock and a warrant to purchase 166,250 shares of the Company's Common Stock held solely by him.

              (c) Pursuant to a Common Stock Purchase Agreement by and between the Company and Mr. Bucay, dated as of December 26, 2001, Mr. Bucay purchased 380,000 shares of the Company's Common Stock and a warrant to purchase 166,250 shares of the Company's Common Stock for an aggregate purchase price of $665,000.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

              (e)     Not applicable.

 ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
              ISSUER.





              There is no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Bucay and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or

                                Page 3 of 5 Pages
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              option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

              N/A.







                                Page 4 of 5 Pages
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     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 9, 2002                            /s/ Moises Bucay Bissu
                                           -------------------------------------
                                           Moises Bucay Bissu, Stockholder


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).



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